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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
~~8-828475~~ 8-28475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
AIG Plaza, 9th floor, 250 Muñoz Rivera Avenue
(No. and Street)

San Juan	**PR**	**00918**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wanda Arce **787-250-3627**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1000 Scotiabank Plaza, 273 Ponce de Leon Ave	**San Juan**	**PR**	**00917-1951**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Wanda Arce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Affidavit no: 44,860

Sworn and subscribed before me by Wanda Arce of legal age, married,

an executive and resident of Trujillo Alto, PR whom I personally know

in Guaynabo, PR this 24th day of February, 2010.

JORGE A. MIRANDA ABOGADO - NOTARIO

Notary Public

Signature

Principal Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2010 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Carlos V. Ubiñas
CEO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 44,800

Sworn and subscribed before me by Carlos V. Ubiñas, in his capacity as CEO of UBS Financial Services Incorporated of Puerto Rico, of legal age, married and resident of San Juan, Puerto Rico, of whom I personally know, this 24th day of February, 2011.

Notary Public


JORGE A. MIRANDA
ABOGADO - NOTARIO

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2010
(In thousands of dollars)

Assets	
Cash and cash equivalents	$ 65
Securities and cash segregated and on deposit for federal and other regulations	3,061
Financial instruments owned	16,920
Securities purchased under agreements to resell	2,869,361
Receivables:	
Interest	1,318
Fees and other	1,232
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $18,813	3,409
Other assets	14,995
Total assets	$ 2,910,361
Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$ 1,301
Financial instruments sold, not yet purchased	934
Payables:	
Interest	3
Brokers and dealers	281
Other liabilities and accrued expenses	14,116
Accrued compensation and benefits	12,234
Payable to affiliated companies	2,742,135
	2,771,004
Subordinated liabilities	62,000
Stockholder's equity:	
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)	1
Additional paid-in capital	46,678
Retained earnings	30,678
Total stockholder's equity	77,357
Total liabilities and stockholder's equity	$ 2,910,361

See accompanying notes.

1. Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBSFSI). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which in turn is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with its affiliates.

The statement of financial condition is prepared in conformity with U.S. generally accepted accounting principles, which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from those estimates. Management makes estimates regarding valuations of assets and liabilities requiring fair value estimates, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the amortization of intangible assets with definite lives, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased (continued)

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, repurchase agreements, certain payables, and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal and U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 210-20-45-11 *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements* are met.

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions (continued)

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2010, the Company obtained and had securities with a fair value of approximately $3,304,669 on such terms, of which approximately $1,376 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of FASB ASC 740, *Income Taxes*.

The Company files income tax returns with the Commonwealth of Puerto Rico.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Phase I of the tax reform, which included the approval of Act 171 of November 15, 2010, introduced certain changes that are effective for taxable years that commence after December 31, 2009. In general, these are the following:

- Extends the carryover period of net operating losses (NOL) carryforward from 7 to 10 years. The losses that are eligible for the extended period are those incurred in taxable years that commence after December 31, 2004 and before December 31, 2012.

- A 7% credit that is only applicable for taxable years that commence after December 31, 2009 and before January 1, 2011. Not available to offset tax liability imposed at preferential rates or under special tax laws, or the alternative minimum tax (AMT).

Tax Benefit Associated with Share-Based Compensation

FASB ASC 718, *Share Based Payment*, states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in Shareholders' Equity as additional paid in capital (APIC). However, FASB ASC 718, paragraph A94, footnote 82 states, in pertinent part, that an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. The Company has current year taxable income. Therefore, the Company recognizes one hundred percent of the tax expense (share-based compensation is less than cumulative compensation cost due to drop in stock price), $626, associated with the 2010 share-based compensation. Of the previous disallowed benefit of $4,846, an additional $1,740 from 2007 has been recognized.

Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*, and charged to the statements of operations if required. There was no impairment indicated as a result of the tests performed as of December 31, 2010. Identifiable intangible assets with finite lives are amortized over their useful life.

On October 10, 2006, the Company entered into an asset purchase agreement with a local broker-dealer to acquire certain assets actually by Seller in the normal course of its retail business.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets Acquired

As consideration of the acquisition of the assets, the total purchase price paid was $4,906. The payment was allocated for financial statements purposes as follows, $1,226 as an intangible asset and $3,680 as goodwill.

During 2009, the Company recorded goodwill and intangible asset impairment charges of $661 and $221, respectively. The nature of the impairment charges were as a result of a significant decline in the market value of the invested assets.

The intangible asset will be amortized over ten years.

Accounting Developments

Allowance for Credit Losses

In July 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. These new disclosures improve the transparency in an entity's financial statements about the allowance for credit losses and the credit quality of financing receivables. New disclosure requirements are effective for annual reporting periods after December 15, 2010 (December 31, 2010 for our company). The adoption of ASU No.2010-20 did not result in any additional disclosures on the Company's statement of financial condition.

Shared Based Payment

In March 2010, the FASB issued ASU 2010-13, *Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force*. This update determines whether a share based payment should be recorded as equity or liability if the currency of the market in which the underlying equity securities trades and that currency is different from the entity's functional currency; the functional currency of the foreign operation for which the employee provides services; and the payroll currency of the employee. The update will be effective for interim and annual periods beginning on or after December 15, 2010. The Company is currently assessing the impact on the Company's statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Accounting Developments (continued)

Goodwill Impairment

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles – Goodwill and Other*, which requires an additional step to be performed in the goodwill impairment test for reporting units with zero or negative carrying amounts. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The amendments in ASU No. 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company has assessed that there will be no impact on the Company's statement of financial condition.

3. Fair Value Measurement

FASB ASC 820, *Fair Value Measurements* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

(In thousands of dollars, except share data)

3. Fair Value Measurement (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the financial instrument, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. At December 31, 2010, the Company had no Level 3 financial instruments.

At December 31, 2010, the financial instruments owned (including those pledged to creditors) and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned				
U.S. government and agency securities	$ –	$ –	$ –	$ –
Equity securities	–	11,808	–	11,808
Corporate debt obligations	–	144	–	144
Mortgage-backed securities	–	25	–	25
State and municipal obligations	–	4,943	–	4,943
Total	$ –	$ 16,920	$ –	$ 16,920
Financial Instruments Sold, Not Yet Purchased				
State and municipals obligations	$ –	$ 923	$ –	$ 923
Corporate debt obligations	–	11	–	11
Total	$ -	$ 934	$ –	$ 934

4. Receivables from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions.

5. Related Party Transactions

Revenue Sharing Agreements

Pursuant to service level arrangements, the Company provides certain services to affiliates. The significant arrangements where the Company provides administrative and other support services to affiliates include agreements with UBS Trust Company of Puerto Rico and UBS Financial Services Inc- PR Office.

Administrative Services Arrangements

UBSFSI provides various administrative and operational services and rents office space to the Company.

Finance Arrangements

The Company meets its short-term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2010, the Company had resale agreements of $844,237 with mutual funds co-managed by an affiliate.

The Company is charged interest on a portion of its payables to affiliates based on corporate average pool rate.

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 10). These loans bear interest at a market rate with terms generally between seven and nine years.

Clearing Agreements among Retail Clients

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

5. Related Party Transactions (continued)

Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and UBS Americas, UBS Americas has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until March 31, 2012. At December 31, 2010, there was $62,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on USD Overnight LIBOR, as posted daily by the British Banker's Association.

6. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading- and non-positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to the established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

6. Risk Management (continued)

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2010 were settled without material adverse effect on the financial statements, taken as a whole.

6. Risk Management (continued)

Credit Risk (continued)

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2010, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems (for example failed IT systems, or fraud perpetrated by a Company employee), or from external causes, whether deliberate, accidental or natural. It is inherent in all of the Company's activities. Operational risks are monitored and, to the extent possible, controlled and mitigated. The Company's approach to operational risk is not designed to eliminate risk altogether but, rather, to contain risks within levels deemed acceptable by senior management. The Group Chief Risk Officer (Group CRO), supported by the Group Head of Operational Risk, is responsible for the effective design of the operational risk framework.

7. Commitments and Contingencies

The Company maintains an accrual of approximately $12,225 in relation with open legal actions. The main item on such accrual relates an SEC investigation on UBS's secondary market trading and associated disclosures involving shares of closed- end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a "Wells notice" to the Company and UBSFSI, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters.

7. Commitments and Contingencies (continued)

The Company has been named as a defendant in other legal actions in the ordinary course of business. The outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

In the normal course of business, the Company enters into when- issued transactions and underwriting commitments.

8. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and vesting of employees' UBS stock options and change in market price between the grant date and vesting date of UBS restricted stock.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2010, the Company's net capital, as defined, was $107,050, which exceeded minimum net capital requirement by $79,517.

Dividend payments, equity withdrawals and advances to UBS FSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

10. Equity Participation and Other Compensation Plans

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, deferred cash awards, and other stock based awards.

10. Equity Participation and Other Compensation Plans (continued)

Selected employees have received a portion of their annual performance-related compensation above a certain threshold, in UBS shares, notional UBS shares or Alternative Investment Vehicles (AIVs) instead of cash, on a mandatory basis (EOP). The awards granted in the form of UBS shares or notional UBS shares are settled by delivering UBS shares. Awards granted in the form of AIVs are settled in cash. Generally, the EOP awards vest in one-third increments over a three-year vesting period. These awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. Compensation expense is recognized in the performance year if the employee meets these retirement eligibility requirements at the date of grant.

Prior to 2010, certain key employees had been granted stock-settled Stock Appreciation Rights (SAR) or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

The Company participates in a UBS share purchase plan. Until the end of 2009, this plan provided eligible employees the opportunity to purchase UBS shares at their market value on the purchase date and receive two options for each UBS share purchased, up to a maximum limit. The options have a strike price equal to the market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. UBS shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options vest after two years and expire ten years after the date of grant. Starting in 2010, the options have been replaced with matching notional shares, i.e. eligible employees are given an opportunity to purchase UBS shares at their market values on the purchase date and for every three UBS shares purchased employees are granted one free notional share, which generally vests after two to three years.

(In thousands of dollars, except share data)

10. Equity Participation and Other Compensation Plans (continued)

Certain eligible employees of the Company participate in the PartnerPlus Plan, a non-qualified cash deferred compensation plan. Under the PartnerPlus Plan, the Company awards amounts based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the PartnerPlus Plan up to a percentage of the Company's contributions. The amounts awarded earn annual interest and vest in 20% increments in years six through ten after the grant date. The Company contributions and all interest earned are forfeitable in certain circumstances. Compensation expense is recognized on a straight-line basis from the date of grant over the earlier of the vesting period or assumed retirement (age 65 with 5 years of service).

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. The compensation expense associated with these advances (see Note 5) is being amortized on a straight-line basis over the terms specified in each agreement.

11. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes, deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

For the year ended December 31, 2010, the Company had a net deferred tax asset of $28,050, before any valuation allowance, of which $20,851 related to employee benefits, $1,611 related to AMT credit carryforwards and $5,588 attributable to miscellaneous other assets.

(In thousands of dollars, except share data)

12. Income Taxes (continued)

In accordance with FASB ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized in all of its deferred tax assets and, accordingly, a full valuation of $28,050 has been booked.

The effective tax rate of the Company differs from the statutory Puerto Rico rate of 39% primarily due to a benefit related to a change in tax accounting methodology for compensation and the Company's valuation allowance offset by AMT.

As of December 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional disclosures are required.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2006 through 2009. The Company does not believe that it is reasonably possible that the amounts of unrecognized tax benefits will significantly increase within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

(In thousands of dollars, except share data)

12. Income Taxes (continued)

In accordance with FASB ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized in all of its deferred tax assets and, accordingly, a full valuation of $28,050 has been booked.

The effective tax rate of the Company differs from the statutory Puerto Rico rate of 39% primarily due to a benefit related to a change in tax accounting methodology and the release of the Company's valuation allowance offset by AMT.

As of December 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional disclosures are required.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2006 through 2009. The Company does not believe that it is reasonably possible that the amounts of unrecognized tax benefits will significantly increase within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

13. Subsequent Event

The Government of Puerto Rico has been working with a comprehensive tax reform. Phase II of the tax reform, which was approved, was introduced under a new Puerto Rico Internal Revenue Code as Act 1 of January 31, 2011 and will generally be applicable to taxable years that commence after December 31, 2010. Key aspects under Act 1 are the following:

- Reduction of corporate income tax rates starting in year 2011
- Changes in the AMT rate and calculation

The Company has evaluated its subsequent event disclosure through February 25, 2011, the date the Company's statement of financial condition is available to be issued, and has determined that there are no other events that would have a material impact on the statement of financial condition.

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STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
(a Subsidiary of UBS Financial Services Inc.)
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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